SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65
Company Registry (NIRE): 35.300.177.240
Publicly Held Company
Rua Verbo Divino n° 1.356 - 1°a. , São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (Company), a publicly held company with head offices at Rua Verbo Divino # 1.356 – 1st floor, Chácara Santo Antônio, in the city and state of São Paulo, with the corporate taxpayer’s ID (CNPJ/MF) under no. 00.108.786/0001 -65, hereby announces, in response to Official Letter GAE/SAE 1982-08, that the Company has on record tax losses in the amount of R$1,169.4 million, whose more efficient use will only be possible if it manages to incorporate its operational subsidiaries. Said incorporations increase the Company’s operating efficiency, do not change the Company’s current equity position and require Anatel’s approval.

Below is the full content of official letter sent by the Bovespa.

São Paulo, July 24, 2008

João Adalberto Elek Junior
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

Bovespa
GAE/SAE 1982-08
July 22, 2008

NET Serviços de Comunicação S.A.
Investor Relations Office
Mr. João Adalberto Elek Jr.

Dear Sirs,

The article published in the newspaper Gazeta Mercantil on July 22, 2008 states, among other information, that NET’s cumulative tax losses could reach R$1.2 billion and that to take advantage of these tax losses it requested permission from Anatel to restructure so that the profit earned from certain operations would offset losses at other operations.

We hereby request clarifications on this news report, in particular the effects on the Company’s equity and business and any other relevant information.

Sincerely,
Nelson Barroso Ortega
Company Oversight Department
Bolsa de Valores de São Paulo S.A. (BVSP)
Tel: (011) 3233-2063/3233-2222

C/c:
Securities and Exchange Commission of Brazil (CVM)
Ms. Elizabeth Lopez Rios Machado – Company Relations Superintendent
Mr. Waldir de Jesus Nobre – Market Relations and Intermediaries Superintendent

We would like to clarify that the Company’s reply must be sent exclusively through the IPE System, selecting the category “Notice to the Market” and then the type “Clarification of CVM/Bovespa Consultations”, which simultaneously sends the file to the Bovespa and the CVM.

To improve the market’s comprehension, the file sent should include the content of the consultation before the Company’s reply.

Bolsa de Valores de São Paulo
Rua XV de Novembro, 275
01013-001 São Paulo SP
Tel: 11 3233 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.